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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of April 2007


                        Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                (Translation of registrant's name into English)

        17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Indicate by check mark whether the  registrant by furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.


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Information furnished on this form:

Notice of Annual General Meeting of Asia Satellite Telecommunications Holdings Limited (the "Registrant").

Joint announcement, dated April 24, issued by the Registrant and AsiaCo Acquisition Ltd., regarding the resolutions passed at the Court Meeting and Special General Meeting to adjourn the Meetings indefinitely, resumption of trading and Mandatory General Offers.

Joint Announcement, dated April 23, 2007, issued by the Registrant and Asiaco Acquisition Ltd. regarding the invocation of the Authorization Conditions, cancellation of the Scheme of Arrangement, indefinite adjournment of the Court Meeting and Special General Meeting and possible MGO offers to be made.




                                    EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

      1.1           Notice of Annual General Meeting of the Registrant.     5

      1.2 Joint announcement, dated April 24, issued by the Registrant and AsiaCo Acquisition Ltd., regarding the resolutions passed at the Court Meeting and Special General Meeting to adjourn the Meetings indefinitely, resumption of trading and Mandatory General Offers.

      1.3 Joint Announcement, dated April 23, 2007, issued by the Registrant and Asiaco Acquisition Ltd. regarding the invocation of the Authorization Conditions, cancellation of the Scheme of Arrangement, indefinite adjournment of the Court Meeting and Special General Meeting and possible MGO offers to be made.




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                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ASIA SATELLITE TELECOMMUNICATIONS
                                               HOLDINGS LIMITED
                                                 (Registrant)


Date:  April 27, 2007                  By: /s/ Peter Jackson
                                           --------------------------
                                           Peter Jackson
                                           Chief Executive Officer